Rec'd 9/22 NM

SECURITIES [illegible] N
W[illegible]

06050545

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

C.M.

OMB APPROVAL	
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SEC FILE NUMBER
8- 22326

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gilbert Doniger & Co Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berson & Corrado

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 22 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 01 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GILBERT DONIGER & CO., INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2005

GILBERT DONIGER & CO., INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2005

Contents

BERSON & CORRADO LLP | CERTIFIED PUBLIC ACCOUNTANTS

25 West 43rd Street
Suite 1612
New York, NY 10036-7406
Tel: 212-730-5444
Fax: 212-730-5450

48 South Franklin Turnpike
Suite 101
Ramsey, NJ 07446-2558
Tel: 201-661-6600
Fax: 201-661-6601

www.bersonandcorrado.com

Independent Auditor's Report

To the Shareholder
Gilbert Doniger & Co., Inc.

We have audited the accompanying statement of financial condition of Gilbert Doniger & Co., Inc. as of December 31, 2005 and the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Gilbert Doniger & Co., Inc. as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with auditing standards generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 through 11 is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berson & Corrado, LLP

New York, New York
February 14, 2006

GILBERT DONIGER & CO., INC.

STATEMENT OF FINANCIAL CONDITION

		DECEMBER 31, 2005
ASSETS		
Cash and cash equivalents	$	120,518
Commissions receivable		45,126
Other assets		8,536
Deferred tax asset		8,000
	$	182,180
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accrued expenses and taxes payable	$	21;020
Stockholder's equity		
Common stock - $10 par value; authorized - 2,000 shares; issued and outstanding - 1,800 shares		18,000
Additional paid-in-capital		252,385
Accumulated (deficit)		(109,225)
		161,160
	$	182,180

See accompanying notes.

GILBERT DONIGER & CO., INC.

STATEMENT OF OPERATIONS

		YEAR ENDED DECEMBER 31, 2005
Revenue		
Commissions and fees	$	574,402
Interest		3,981
Total revenue		578,383
Expenses		
Salaries - officers		183,000
- others		178,500
Payroll taxes and fringe benefits (net)		22,266
Total payroll costs		383,766
Clearance fees		27,945
Commissions		2,049
Communications		16,223
Insurance		22,791
Office and other		21,530
Professional fees		21,336
Rent		67,322
Regulatory dues and fees		5,493
Telephone		6,507
Travel and entertainment		5,529
Recovery - embezzlement loss		(6,294)
Total expenses		574,197
Income before income taxes		4,186
Income tax provision		
State and local		17,527
Net loss	$	(13,341)

See accompanying notes.

GILBERT DONIGER & CO., INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Additional Paid-In Capital	Accumulated (Deficit)	Totak Stockholder's Equity
Balance - January 1, 2005	$ 18,000	$ 252,385	$ (95,884)	$ 174,501
Net loss	-.-	-.-	(13,341)	(13,341)
Balance - December 31, 2005	$ 18,000	$ 252,385	$ (109,225)	$ 161,160

See accompanyting notes.

GILBERT DONIGER & CO., INC.

STATEMENT OF CASH FLOWS

		YEAR ENDED DECEMBER 31, 2005
Cash flows from operating activities		
Net loss	$	(13,341)
Depreciation		3,107
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating activities:		
Decrease in comissions receivable		30,799
Decrease in other assets		1,103
Decrease in accrued expenses and taxes payable		3,071
Net cash provided by operating activities		24,739
Increase in cash and cash equivalents		24,739
Cash and cash equivalents - beginning of year		95,779
Cash and cash equivalents - end of year	$	120,518

See accompanying notes.

Note 1 - Organization and Business Activity

Gilbert Doniger & Co., Inc. (the "Company") was incorporated in the State of New York in December 1977 and is engaged in business as an introducing broker/dealer in New York City. The company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Security Dealers, Inc. (NASD). The company's customers are located throughout the United States and the customers' accounts are carried by a clearing broker.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition and Commissions Receivable - Commissions and related clearing expenses are recorded on a trade date basis as security transactions occur.

Clearing Transactions - The Company transmits all transactions through a clearing broker who maintains the customers' accounts.

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalent.

Use of Estimate in Financial Statements - In preparing financial statements in conformity with general accepted accounting principals, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 – Cash Segregated under Federal and other Regulations

The company is not required to maintain a special reserve bank account for the protection of customers as required by Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)ii of the rule.

Note 4 – Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Net Capital rule (Rule 15c3-1), which requires that a broker-dealer's aggregated indebtedness, as defined, shall not exceed 15 times net capital, as defined. At December 31, 2005, the Company's net capital ratio was 0.15:1.0, and its net capital was $144,624 as compared with required net capital of $50,000.

Note 5 – Operating Lease

The Company occupies office space under a lease agreement that will expire on February 27, 2006. The Company entered into an extension and modification agreement for the lease that expires in February 2011. Aggregated future minimum annual rental payments under the lease agreement are as follows:

2006	$	64,000
2007		63,600
2008		65,720
2009		69,960
2010		69,960
Thereafter		11,660
	$	344,900

Rent expense, including escalation charges for the year ended December 31, 2005 amounted to $67,322.

Note 6 – Profit Sharing Plan

The Company has a profit sharing plan covering all eligible employees. Contributions to the plan are at the discretion of the Company's Board of Directors. For the year ended December 31, 2005, the Company elected not to contribute to the plan.

Note 7 – Income Taxes

The income tax provision for the year ended December 31, 2005:

State and local:		
Current	$	17,527

The Company's effective income tax rate is higher that what would be expected if statutory rates were applied to income from continuing operations primarily because of New York City Alternative Tax.

The component of the net deferred tax asset as of December 31, 2005 was as follows:

NOL Carryforward	$	8,000

The Company has available at December 31, 2005, approximately $18,000 of unused operating loss carryforwards that may be applied against future taxable income and that expire in various years through 2017.

Note 8 – Financial Instruments with off Balance Sheet Risk

The Company is engaged in various trading and brokerage activities whose counterparties include primarily broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's exposure to risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair a customer's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain marginal collateral in compliance with the clearing broker's internal guidelines. The Company monitors its customer's activity by reviewing information it receives from its clearing broker on a daily basis and requiring customers to deposit additional collateral, or reduce position, when necessary.

Note 9 – Supplemental Disclosure of Cash Flow Information

Cash paid during the year for income taxes was $11,496.

*****

GILBERT DONIGER & CO., INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER SEC RULE 15c3-1

		DECEMBER 31, 2005
Total stockholder's equity	$	161,160
Deductions and/or charges		
Non-allowable assets		16,536
Net capital before haircuts on securities positions		144,624
Haircuts on securities		-.-
Net capital		144,624
Less: Minimum capital requirements		50,000
Excess net capital	$	94,624

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accrued expenses and taxes payable	$	21,020
Aggregate indebtedness	$	21,020
Ratio of aggregate indebtedness to net capital		0.15:1.0

GILBERT DONIGER & CO., INC.

SCHEDULE OF RECONCILIATION OF NET CAPITAL PER FOCUS REPORT
WITH AUDIT REPORT

	DECEMBER 31, 2005
Net capital - per FOCUS Report	$ 150,657
Audit adjustment to record tax provision	(6,033)
Net capital - per audit report	$ 144,624

See independent auditor's report and accompanying notes.

GILBERT DONIGER & CO., INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

NOT APPLICABLE

BERSON & CORRADO LLP | CERTIFIED PUBLIC ACCOUNTANTS

25 West 43rd Street
Suite 1612
New York, NY 10036-7406
Tel: 212-730-5444
Fax: 212-730-5450

48 South Franklin Turnpike
Suite 101
Ramsey, NJ 07446-2558
Tel: 201-661-6600
Fax: 201-661-6601

www.bersonandcorrado.com

Independent Auditor's Report on Internal Control

To the Shareholder
Gilbert Doniger & Co., Inc.

In planning and performing our audit of the financial statements of Gilbert Doniger & Co., Inc. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (" the Commission"), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) an net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives. Also, we believe that the Company was in compliance with the conditions of the exemption at December 31, 2005 and no facts came to our attention that caused us to believe that such conditions had not been complied with during the year then ended.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berson & Corrado, LLP

New York, New York
February 14, 2006